20 Trafalgar Square
Nashua, NH 03063

Phone: +1 603.883.5200
Fax: +1 603.595.6993
www.gtat.com

July 19, 2013

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief
Joseph McCann

Re:	GT Advanced Technologies Inc.
Registration Statement on Form S-3 Filed June 7, 2013
(SEC File No. 333-189170)

Ladies and Gentlemen:

This letter is being furnished by GT Advanced Technologies Inc. (the “Company”) in response to comments contained in the letter dated June 27, 2013 from Russell Mancuso of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Thomas Gutierrez, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-3, as filed on June 7, 2013 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter in italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.  The Company’s response is as follows:

Our Company, page 2

1.                                      We refer to your disclosures on pages 5, 27, 28 and 41 of your Form 10-Q for the period ended March 30, 2013.  Please revise your disclosure to highlight significant developments in your industries, including demand for your products and capacity in applicable end markets.  Please also tell us what consideration you have given to providing summary disclosure concerning your results and financial position, including, without limitation, discussion of net losses in recent periods, recent debt amendments and increased interest expense.

Response:

In response to the Staff’s comment, the Company has revised the disclosure included on page 2 of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which is being filed concurrently herewith to highlight significant developments in our industries, including demand for products and capacity in applicable end-markets.

The Company supplementally advises the Staff that it did give consideration to specifically setting forth in the Registration Statement summary disclosure information concerning its results and financial position.  After reviewing the information included in the Quarterly Report on Form 10-Q for the quarter ended March 30, 2013, as filed with the Commission on May 9, 2013 (the “March 2013 10-Q”) the Company concluded that it had provided sufficient information regarding net losses in recent periods, recent debt amendments and increased interest expense in the March 2013 10-Q.  In addition, since the March 2013 10-Q, which was filed less than one month prior to filing the Registration Statement, was incorporated by reference into the Registration Statement  it was not necessary to re-state this information again as it was already deemed to be a part of the Registration Statement pursuant to this incorporation by reference.  The Company further considered providing additional disclosure in Amendment No. 1 and determined that, because it had not yet closed its books on the period ended June 30, 2013, additional disclosure in advance of the announcement of quarterly results could prove to be inaccurate.

Selling Securityholders, page 15

2.                                      Your disclosure indicates that selling security holders may offer securities pursuant to the prospectus.  It is not clear, however, whether the initial offering transactions in which the selling security holders purchased the securities were completed, or that the securities have been issued and are outstanding.  Please revise to describe more specifically the initial offering transaction or transactions in which the securities were sold to the selling security holders.  Please refer to Rule 430B(b)(2).  Also include a separate section in the fee table for the securities offered by the selling security holders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure included on page 1 of Amendment No. 1 to describe more specifically the initial offering transaction in which the securities were sold to the selling security holders.  In addition, in response to the Staff’s comment, the Company has revised the fee table on the face page of Amendment No. 1 to include a separate section for securities offered by the selling security holders.

GT Advanced Technologies 20 Trafalgar Square Nashua, NH 03063	Phone: +1 603.883.5200 Fax: +1 603.595.6993	www.gtat.com

Incorporation of Certain Documents by Reference, page 17

3.                                      Please revise to incorporate by reference your June 7, 2013 Form 8-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure included on page 17 of Amendment No. 1.

Exhibit 5.1

4.                                      Clauses (ii) and (iii) on page 1 limit counsel’s opinion to debt securities and warrants that are convertible into your common stock; however, footnote 1 to the fee table appears to indicate that the registration statement includes debt securities and warrants that convert into common stock as well as other types of securities.  Also, the opinion does not address these units.  Please file an opinion that addresses all securities identified in the fee table.

Response:

In response to the Staff’s comment, the Company has included a new Exhibit 5.1 as part of Amendment No. 1.

*              *              *              *              *

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *              *              *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (603) 883-5200.

Sincerely,

/s/ Thomas Gutierrez
Thomas Gutierrez
President and Chief Executive Officer